Exhibit 99.1

[THOMSON LOGO]

May 8, 2007

The Thomson Corporation
Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102, the following describes the matters voted upon and the outcome of the votes at the annual and special meeting of shareholders of The Thomson Corporation (the “Company”) held on May 2, 2007 in Toronto, Ontario. Each of the matters set out below is described in greater detail in the Notice of Annual and Special Meeting of Shareholders and Management Information Circular mailed to shareholders prior to the meeting. The vote on each matter was conducted by ballot.

1.	Election of Directors

All of the 15 nominees were elected as directors to hold office until the next annual meeting of shareholders or until the director resigns or a successor is elected or appointed.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
David K.R. Thomson	581,080,853	99.87	740,433	0.13

W. Geoffrey Beattie	580,456,830	99.77	1,364,456	0.23

Richard J. Harrington	581,086,873	99.87	734,413	0.13

Ron D. Barbaro	581,700,433	99.98	120,853	0.02

Mary Cirillo	581,704,370	99.98	116,916	0.02

Robert D. Daleo	580,943,749	99.85	877,537	0.15

Steven A. Denning	581,406,884	99.93	414,402	0.07

V. Maureen Kempston Darkes, O.C.	581,689,941	99.98	131,345	0.02

Roger L. Martin	581,740,433	99.99	80,853	0.01

Vance K. Opperman	581,703,834	99.98	117,452	0.02

Michael J. Sabia	578,415,181	99.41	3,406,155	0.59

John M. Thompson	581,438,563	99.93	382,723	0.07

Peter J. Thomson	580,905,288	99.84	915,998	0.16

Richard M. Thomson, O.C.	581,395,781	99.93	425,505	0.07

John A. Tory	580,442,688	99.76	1,378,648	0.24

2. Appointment of Auditors

PricewaterhouseCoopers LLP was reappointed as the auditors of the Company to hold office until the next annual meeting of shareholders and the directors were authorized to fix their remuneration.

Votes For	% Votes For	Votes Withheld	% Votes Withheld
578,724,750	99.47	3,096,586	0.53

3.	Amendments to the Stock Incentive Plan, Employee Stock Purchase Plans, Deferred Compensation Plan and U.S. Employees’ 401(k) Retirement Savings Plan

The amendments to the stock incentive plan, employee stock purchase plans, deferred compensation plan and U.S. employees’ 401(k) retirement savings plan were approved.

Votes For	% Votes For	Votes Against	% Votes Against
559,016,279	96.50	20,299,629	3.50

Yours very truly,

/s/ Paula R. Monaghan

Paula R. Monaghan
Assistant Secretary